EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

February 17, 2012.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwire on February 17, 2012.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

February 27, 2012.

Schedule "A"

PRESS RELEASE

Loncor Resources Reports Further High Grade Intersections at
its Makapela Prospect in DRC

- Results include 2.95 metres grading 23.08 g/t Au, 2.84 metres grading 22.98 g/t Au, 2.67 metres grading 10.30 g/t Au and 2.34 metres grading 10.38 g/t Au

- Four drills continue working on the Makapela Prospect to delineate the mineralized zones in the Main, North and Sele Sele pit areas as well as testing new sub-parallel structures

Toronto, Canada – February 17, 2012 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE-AMEX: "LON") is pleased to announce further encouraging drilling results at the Company's Makapela prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC").

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills.  The veins are being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres. Soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover.

Results have been received for an additional ten drill holes which intersected Veins 1 and 2 in the area of the Main and North pits (Table 1 and Figure 1).  Results are also reported for four drill holes which targeted potential new veins and vein extensions, indicated by soil, auger and rock chip anomalies (Table 2 and Figure 2).  These fourteen drill holes are in addition to the 37 previously announced drill hole results for the Makapela prospect.  The current drill holes intersected mineralization at vertical depths of between 34 metres and 435 metres below surface.  The holes were inclined at between minus 50 degrees and minus 68 degrees, and averaged 203 metres in depth with a maximum downhole depth of 521 metres.  Core recovery averaged 98% within the mineralized sections, with the exception of hole NMDD046 which is to be re-drilled (see footnote to Table 1).

Table 1 – Latest Drill Hole Results for Veins 1 and 2, Makapela
Hole	Easting UTM	Northing UTM	Azimuth	Inclination	Mineralization
					Vein	From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au*
NMDD040	552307	218116	290	-50	2	361.07	367.41	6.30	5.26	3.33
NMDD045	551679	217801	110	-57	1	502.28	505.09	2.81	1.87	3.89
NMDD046	551992	218132	110	-50	2**	114.40	115.80	1.40	0.98	24.74
NMDD049	551877	217661	110	-50	1	102.95	105.62	2.67	1.83	10.30

NMDD050	551992	218132	110	-68	2	170.90	175.12	3.14	1.43	3.14
NMDD051	551877	217661	110	-67	1	173.68	175.44	1.76	0.66	5.61
NMDD052	552048	218282	110	-50	2	116.94	119.28	2.34	1.77	10.38
NMDD053	551928	217812	110	-50	1	No significant mineralization
NMDD055	552048	218282	110	-71	2	165.94	171.40	5.46	3.05	13.29
					Includes:	167.96	170.91	2.95	1.65	23.08
NMDD056	551928	217812	110	-66	1	119.02	127.63	8.61	3.65	10.65
					Includes:	119.65	122.49	2.84	1.20	22.98
					And:	125.85	127.63	1.78	0.75	12.31

*Assay results reported are uncut.

**The intersection of 1.40 m @ 24.74 g/t Au has complete core recovery, but potentially mineralized zones with very poor recovery occur immediately above and below this intersection.  The hole will be re-drilled.

Results for drill holes NMDD039 and NMDD054 are awaited, and drill hole NMDD041 was abandoned.

Vein 1 has been intersected on the Main pit trend over a potential strike length of 480 metres down to a maximum vertical depth of 435 metres (open at depth and along strike). The average true width of Vein 1 intersected in the 15 holes drilled to date is 1.80 metres with an average grade of 11.88 g/t Au. Vein 1 tends to have a glassy, white massive texture and pyrite is much less common than in Vein 2.  The vein is hosted by basalt and dolerite, crosscuts the lithologic strike and is possibly a splay off Vein 2.

Vein 2 has been intersected on the North pit trend over a strike length of 800 metres, the most significant grades occurring in the central section over a potential strike length of 480 metres.  In this central area, which has so far been drilled by 18 holes to a maximum vertical depth of 312 metres, the mineralization has an average true width of 3.51 metres with an average grade of 11.17 g/t Au. Vein 2 has a smokey grey, brecciated texture with common disseminations and stringers of pyrite and local pyrrhotite.  The vein appears to have followed a shear zone within and on the margins of a 2 to 4-metre thick unit of banded iron formation, and is parallel to the lithological strike.

Approximately 2,000 metres to the north of the North pit, the probable continuation of Vein 2 at the Sele Sele pit has been intersected over a potential strike length of 480 metres.  The mineralization is generally wider, but lower grade than on the North pit trend.  The best intersection drilled is 15.68 true thickness metres grading 5.35 g/t Au.

Potential new veins and vein extensions have been identified by the Company’s soil, auger and rock-chip sampling programmes, and drill testing of these targets has commenced.  As shown in Figure 2, six drill holes have been completed to date, and results for the first four holes have been received (Table 2).  The most significant intersection (3.60 metres grading 4.43 g/t Au) is on the Bamako trend, located 1 kilometre SSE of the Main pit.  This geochemically anomalous zone, supported by rock chips of up to 18.8 g/t Au, has a strike of about 1.5 kilometres, and additional drilling is planned to further assess its potential.

Table 2 – Drill Holes Testing Potential New Veins and Vein Extensions, Makapela
Hole	Easting UTM	Northing UTM	Azimuth	Inclination	Mineralization
					Vein	From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au*
NMDD042	551768	217188	110	-50	No significant mineralization
NMDD043	552740	220201	110	-50	Sele S.	93.87	98.27	4.40	3.47	3.08
NMDD044	552087	219011	110	-50	2	95.24	97.39	2.15	1.50	2.23
NMDD048	552254	216814	110	-50	Bamako	40.73	44.33	3.60	2.76	4.43

*Assay results reported are uncut.
Results for drill holes NMDD047 and NMDD057 are awaited.

President & CEO Peter Cowley commented:  “We are pleased with these latest results from Makapela which indicate good continuity on Reefs 1 and 2 while the initial exploratory drilling on new targets in the immediate vicinity of Makapela is encouraging and will require follow-up drilling.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania. The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50g aliquots by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Beni, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor Resources Inc. is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 4,550 km2 that covers most of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 55 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact:

Peter N. Cowley, President and Chief Executive Officer, T: + 44 (0) 790 454 0856
or
Arnold T. Kondrat, Executive Vice President,  T: 1 (416) 366-2221 or 1 (800) 714-7938
or
Naomi Nemeth, Investor Relations, T:  1 (416) 366-2221, ext. 2802or 1 (800) 714-7938

Figure 1 – Makapela veins 1 and 2 in the area of the Main and North pits

551600
551800
552000
552200
552400
218400
218200
218000
217800
217600
217400
NMDD017
NMDD035
NMDD013
NMDD015
NMDD052
NMDD055
NMDD019
NMDD031
NMDD012
NMDD002
NMDD005
NMDD046
NMDD050
NMDD040
NMDD020
NMDD032
North Pit
NMDD010
NMDD011
NMDD037
NMDD033
Reef 2
NMDD034
NMDD008
NMDD009
NMDD039
NMDD045
NMDD053
NMDD056
NMDD021A
Main Pit
NMDD001
NMDD007
NMDD024
NMDD027
NMDD054
NMDD049
NMDD051
NMDD021
NMDD014
NMDD016
Reef 1
NMDD018
0 50 100 200 300 400
Meters
Legend
DrillHole Collars
Pit Outline
Quartz Vein
Banded Iron Formation
Dolerite
Feldspar Porphyry
Quartz Feldspar Porphyry
Basalt

Geology of the Makapela Main and North Pits, Ngayu

Loncor Resources Inc.

Figure 2 – Four drill holes which targeted potential new veins and vein extensions, indicated by soil, auger and rock chip anomalies